

January 23, 2014

<u>Via E-mail</u>
Ms. Bonnie C. Lind
Chief Financial Officer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia 30005

   Re: **Neenah Paper, Inc.**
       Form 10-K for the Fiscal Year ended December 31, 2012
       Filed March 7, 2013
       Response Letter dated January 7, 2014
       File No. 1-32240

Dear Ms. Lind:

   We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2012</u>

<u>Management's Discussion and Analysis, page 24</u>

1. We note that you have not complied with prior comment 1, regarding your production volumes and manufacturing capacities. We believe that you will need to disclose additional information to provide adequate context for the percentage of change in sales associated with volume changes and percentage of *normal capacity* utilization. Please expand your disclosures to quantify the volumes produced and sold for your technical and fine paper products, and to explain how you have measured and aggregated these volumes for the various products within your two segments in deriving your production and utilization figures. Please clarify whether you are using input or output measures, and whether the volumes are of the same or different units of measure, such as tons,

crates, or cartons. Given the apparent subjectivity in determining *normal capacity,* also disclose utilization relative to the maximum operating capacities of your facilities.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief